UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2 to

Alcatel Lucent

(Name of Subject Company)

Alcatel Lucent

(Name of Persons Filing Statement)

Ordinary shares, nominal value EUR 0.05 per ordinary share

American Depositary Shares, each representing one ordinary share, nominal value EUR 0.05 per ordinary share

(Title of Class of Securities)

FR0000130007 013904305

(CUSIP Number of Class of Securities)

Jean Raby

Chief Financial and Legal Officer

Alcatel Lucent

148/152 Route de la Reine

92100 Boulogne-Billancourt

France

Telephone Number +33 (1) 55 14 10 10

Facsimile Number +33 (1) 55 14 14 05

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gauthier Blanluet Sullivan & Cromwell LLP 24, rue Jean-Goujon 75008 Paris France Facsimile Number +33 (1) 73 04 10 10	Richard C. Morrissey Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom Facsimile Number +44 (0) 20 7959 8950

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) supplements Item 9 (but no other Items) of the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2015, and as amended on November 19, 2015 (the “Schedule 14D-9”), by Alcatel Lucent, a French société anonyme (“Alcatel Lucent”). The Schedule 14D-9 relates to an exchange offer comprised of two offers (separately, the “U.S. Offer” and the “French Offer” and collectively, the “Exchange Offer”) by Nokia Corporation, a Finnish Corporation (“Nokia”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Nokia with the SEC on November 18, 2015, the date of the Schedule 14D-9.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented:

Exhibit No.	Description

(a)(49)	Homepage Banner Ads (incorporated by reference to the filing under Rule 425 with the SEC by Alcatel Lucent on November 23, 2015)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALCATEL LUCENT

Date: November 23, 2015	By:	/s/ Jean Raby

Name: Jean Raby
Title: Chief Financial and Legal Officer